John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

January 4, 2017 Ms. Alison White U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. White:

     On December 9, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A. The preliminary proxy statement relates to the solicitation of the vote of shareholders of the Ensemble Fund (the “Fund”), a series of the Trust, relating to the approval of an investment management agreement between Ensemble Capital Management, LLC and the Trust with respect to the Fund.

     You provided comments to my colleague, Cynthia Baughman, relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will include responses to the comments as described in this letter.

General and Shareholder Letter

1. Comment: Please bold the statement that provides information on how to obtain the shareholder report so that it is more prominent.

    Response: The Trust has revised the disclosure as you have requested.

Proposal

2. Comment: Under the section captioned “Information Concerning Ensemble,” please provide disclosure in response to Item 22(c)(10) of Schedule A or confirm to the Staff that is it not applicable.

Ms. Alison White U.S. Securities and Exchange Commission January 4, 2017

    Response: The Adviser to the Fund does not advise any other funds having a similar investment objective and, as such, has not provided disclosure pursuant to Item 22(c)(10).

3. Comment: Under the section captioned “Board Considerations in Approving the New Agreement,” it seems that information needs to be updated but elsewhere in the proxy statement it is disclosed that the proxy is expected to be sent to shareholders on December 9, 2016. Has this proxy been mailed to shareholders at this time?

    Response: The proxy statement has not yet been mailed to shareholders as there are some disclosure items in the section “Board Considerations in Approving the New Agreement” and elsewhere that need to be completed prior to mailing. We have also updated the date the proxy is expected to be sent to shareholders.

4. Comment: In the section captioned “Section 15(f) of the 1940 Act,” the disclosure indicates that the Trust will use its “reasonable best efforts” to ensure that at all times at least 75% of the Trustees are not “interested persons.” The Staff believes that the Trust should be using more than “reasonable best efforts” to ensure the independence requirement is being met.

    Response: The Trust has considered your comment and determined to keep the disclosure as it has been placed in the preliminary proxy statement. The Trust believes the disclosure is accurate and reflective of industry disclosure standards on this topic.

5. Comment: Under the section captioned “Payment of Proxy Expenses,” if the proxy solicitation will be made by specially engaged employees of paid solicitors please state the material features of this contract or arrangement as required by Item 4(a)(3) of Schedule 14A.

    Response: The Trust will not use specially engaged employees or solicitors and accordingly has not revised the disclosure.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

                                                         Sincerely,

                                                         /s/ John H. Lively

                                                         John H. Lively

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